Mail Stop 0510

May 2, 2005

via U.S. mail and facsimile

Sheldon C. Fenton
Chief Executive Officer and
  Acting Chief Financial Officer
Veridien Corporation
2875 MCI Drive, Suite B
Pinellas Park, Florida  33782-6105

	RE:	Veridien Corporation
		Form 10-KSBfor the fiscal year ended December 31, 2004
		Filed March 31, 2005

		File No. 0-25555

Dear Mr. Fenton:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended December 31, 2004

MD&A

1. In future filings, please include a discussion and analysis of your critical accounting estimates. This discussion should not repeat your significant accounting policies included in Note A, but
rather address the factors considered and assumptions used in making
these critical estimates and the potential impact on the financial statements if actual results differ from your assumptions. For example, please consider including disclosures for critical accounting estimates such as accounts receivable allowance for doubtful accounts, inventory valuation allowance, asset impairments,
and ability to continue as a going concern. Specifically, you disclosure should include the following information, as appropriate:
* An explanation of the significance of the accounting estimate to your financial condition, changes in financial condition and results
of operations and, where material, an identification of the line items in your financial statements affected by the accounting estimate;
* Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
* A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial
statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumptions underlying the accounting estimate or by using the reasonably possible range of the accounting estimate;
and
* A quantitative and qualitative discussion of any material
changes
made to the accounting estimate in the past three years, the reasons
for the changes, and the effect on line items in the financial statements and overall financial performance.
	Refer to Financial Reporting Policy 60 and Proposed Rule 33-
8098
for guidance. In your response, please show us what your disclosures in future filings will look like.

Report of Independent Registered Public Accounting Firm

2. We note that your independent registered public accounting firm opined that your consolidated financial statements were prepared in conformity with the standards of the Public Accounting Oversight Board (United States), instead of in conformity with the accounting standards generally accepted in the United States.  Please amend your
Form 10-KSB to include the audit opinion of your independent registered public accountant as to whether your consolidated financial statements were prepared in conformity with the accounting standards generally accepted in the United States.  Also, please have
your independent registered public accounting firm include an explanatory note regarding the restatement of your fiscal year 2003 consolidated financial statements.

Consolidated Statements of Cash Flows

3. Please supplementally provide us with the components that comprise
"Other, not affecting cash" for each period presented. In future filings, please separately disclose any material items impacting cash flows used in operating activities.

4. Please supplementally reconcile for us the proceeds of $998,528 from the sale of marketable securities to the $308,191 decrease in marketable equity securities at fair value. We assume a portion of the difference is unrealized gains/(losses) and any purchase and then sales of marketable equity securities made during fiscal year 2004 would net and therefore not impact cash flows used in operations.

Notes to the Consolidated Financial Statements - General

5. In the business section, you provide a discussion of your business in two divisions: Infection Control Division and Healthy Lifestyles
Division. Furthermore, your results of operations discussion includes an analysis of gross revenues between licensing and service fees and product sales. However, you have not provided any disclosure within your consolidated financial statements required by paragraph 25 of SFAS 131 regarding reportable segments. Please tell us the following information regarding segments:
* The operating segments you have identified in accordance with paragraph 10 of SFAS 131. Please provide us sufficient enough information to understand how you determined your operating segments, especially in light of your Business section format and your MD&A discussion of gross revenue.
* Whether you maintain operating results by the two divisions and/or by licensing and service fees and product sales.
* If you are aggregating your operating segments into one reportable segment, provide us with your analysis of the aggregation criteria in accordance with paragraph 17 of SFAS 131.
At a minimum, it appears to us that you should revise your future filing to provide the general information required by paragraph 26 of
SFAS 131 and the enterprise-wide disclosures required by paragraphs
37-39 of SFAS 131 (e.g., information about products and services, information about geographic areas, and information about major customers) within the footnotes to the consolidated financial statements.

Note A - Summary of Significant Accounting Policies, 13.  Revenue
Recognition

6. We note that $456,000 or approximately 28%, of your sales is derived from licensing and service fees. Please tell us and disclose your accounting policy related to the recognition of revenue from licensing and servicing agreements.


Note C - Consolidation of Variable Interest Entities

7. Please amend this footnote to clarify that the variable interest entity you are consolidating beginning in June 2004 is Mycosol, Inc.
This will allow an investor to better understand the impact of your further acquisition of Mycosol, Inc. equity subsequent to the year ended December 31, 2004.

Note E - Investment in Restricted Stock

8. We note that you obtained 400,000 shares of H-Quotient, Inc. restricted common stock as consideration for products sold and services provided. Please tell us the following information regarding this transaction:
* The amount of revenue recognized for the products sold and services provided, including the time period the products were sold and the services were provided.
* The time period in which you recognized the impairment on the H-Quotient, Inc. restricted common stock; and how you determined the H-
Quotient restricted common stock was impaired in light of the realized gain of $511,079 on the sale of 703,369 shares of H-Quotient common stock during fiscal year 2004.
* The terms of the restriction on H-Quotient, Inc.`s common stock.
* Your accounting for this transaction, including the consideration you gave to paragraphs 8-10 of SFAS 123 and EITF 00-8.

Note K - Stock Warrants

9. We note that during fiscal years 2003 and 2004 you issued warrants in conjunction with consulting contracts and an employment contract.
It appears that you have assigned a fair value of zero to these warrants per your consolidated financial statements. Please tell us what consideration you gave to EITF 96-18 in determining the fair value of your warrants, including the methodology used to estimate the fair value of these warrants. If you have determined that the fair value of your warrants granted is immaterial, please tell us how you arrived at such determination in light of the volatility of your stock price.

Item 8A.  Controls and Procedures

10. Please amend your disclosure to include the appropriate reference for the definition of disclosure controls and procedures, which is Exchange Act Rule 13a-15(e). In addition, we note that your Chief Executive Officer and Acting Chief Financial Officer concluded your disclosure controls and procedures "are effective in ensuring that information required to be disclosed by the Company is recorded, processed, summarized, and reported within the time periods specified in the SEC`s rules and forms." Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange
Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective, if appropriate. Refer to Exchange Act Rules 13a-15(e) and 15d-15(e)
for the full definition of disclosure controls and procedures.

11. We note that you have restated your fiscal year 2003 financial statements for certain errors. Please supplementally tell us how you were able to conclude that your disclosure controls and procedures were effective in light of the errors identified. Please also amend your Item 8A disclosure to provide the following information:
* Detailed description of the each of the errors/internal control deficiencies identified;
* When you identified these errors/internal control deficiencies;
* Your conclusion as to the impact (i.e., significant deficiency or material weakness) of these errors on your disclosure controls and procedures at the time the errors were identified;
* The specific steps you have taken to remediate the internal control deficiencies. Specifically you are required to disclose the changes to your internal controls over financial reporting that materially affect or are reasonably likely to materially affect your internal controls over financial reporting; and
* The specific steps you intend to take to remediate the internal control deficiencies but have not implemented or completed as of December 31, 2004.

*    *    *    *

      As appropriate, please amend your Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?        the company is responsible for the adequacy and accuracy
of
the disclosure in the filing;

?        staff comments or changes to disclosure in response to
staff
comments do not foreclose the Commission from taking any action with respect to the filing; and

?        the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracey Houser, Staff Accountant, at (202)
942-
1989, or me at (202) 942-2923 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,




							Nili Shah
							Accounting Branch Chief


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Mr. Fenton
Veridien Corporation
May 2, 2005
Page 1 of 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE